Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

March 7, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Christie Wong
Terence O’Brien
Lauren Sprague Hamill
Chris Edwards

Re:	Charming Medical Limited
Draft Registration Statement on Form F-1
Submitted on November 21, 2024
CIK No. 0002035992

Dear Ms. Wong, Mr. O’Brien, Ms. Hamill, and Mr. Edwards,

This letter is being submitted in response to the letter dated December 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on November 21, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure here and elsewhere throughout that you “may be deemed to be a ‘controlled company’ within the meaning of the Nasdaq listing rules.” We contrast these statements with your disclosure on pages 16, 108 and elsewhere that you are, and following this offering will continue to be, a “controlled company.” Please revise throughout to reconcile your statements in this regard. If you will be a controlled company, disclose on the cover page the corporate governance exemptions available to a controlled company and whether you intend to rely on any exemptions from the corporate governance requirements.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on the cover page, pages 18, 44 and 111 of the DRS/A to consistently state that we are and following this offering will continue to be a “controlled company.” We have also revised our disclosure on the cover page to provide the corporate governance exemptions available to a “controlled company” and clarify that we do not intend to rely on any exemptions from the corporate governance requirements.

Prospectus Summary

Overview, page 1

2.	Please revise to explain what you mean when you say that your Operating Subsidiaries in Hong Kong offer a wide range of “TCM-inspired” therapies and products.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have included a definition of “TCM-inspired” under “Prospectus Conventions” on page iii, stating that “TCM-inspired” therapies and products are defined as therapies and products that are rooted in and influenced by the principles and practices of Traditional Chinese Medicine (TCM) for the purposes of this prospectus. Additionally, we have revised our disclosures on pages 1 and 83 of the DRS/A to clarify the meaning of “‘TCM-inspired’ therapies and products.” Specifically, the revised disclosure states:

“We offer a wide range of beauty, wellness, and postpartum services and products that are rooted and influenced by the principles and practices of TCM, such as the use of herbal ingredients, acupuncture techniques, Tuina massage, and dietary guidance…Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, TCM-inspired prenatal massage, and Indonesian traditional abdominal binding. In addition, under the “Beauty Lab” brand, we also offer supplements products, including (i) TCM-inspired supplements products, such as Beauty Lab home herbal uterine care patch, probiotic intimate wash, and Yin nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues, and scalp health.”

We believe this revised disclosure provides a clearer and more detailed explanation of the “TCM-inspired” therapies and products offered by our Operating Subsidiaries in Hong Kong.

3.	Please balance your disclosure of fiscal year 2024 and 2023 revenues with corresponding disclosure of fiscal year 2024 and 2023 net income and loss.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on pages 1 and 83 of the DRS/A to provide updated disclosures on our net income and loss for the fiscal years ended March 31, 2024 and 2023.

Risk Factors Summary, page 5

4.	Please revise this section and the Risk Factors section so that the Risks Relating to Doing Business in Hong Kong appear first.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the Risk Factors Summary so that the Risks Relating to Doing Business in Hong Kong appear first.

Risk Factors

We incurred net losses during the fiscal year ended March 31, 2023 and may experience losses in the future..., page 28

5.	We note your disclosure that your auditor, WWC, P.C., has “raised doubt about [your] ability to continue as a going concern.” Please revise your disclosure throughout your prospectus as follows:

●	Revise the summary risks, as well as the heading and narrative disclosure in this risk factor, to reference the explanatory paragraph in your auditor’s report covering the financial statements for the fiscal years ending March 31, 2024 and 2023 expressing “substantial doubt” about your ability to continue as a going concern. Include narrative discussion regarding your operating losses, negative cash flows from operating activities, and working capital deficits.

●	If true, revise the summary risks and this risk factor to disclose that your ability to continue as a going concern beyond a certain point in time, which should be identified as applicable, is contingent upon obtaining funding from sales of your securities in this offering.

●	Discuss the auditor’s going concern opinion in the Liquidity and Capital Resources discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences for your business if you are unable to obtain additional financing.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on page 8 of DRS/A under the Risk Factors Summary and the risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — Our auditor has expressed substantial doubt about our ability to continue as a going concern based upon our working capital deficits as of March 31, 2024 and 2023” on page 38 of DRS/A to include a narrative discussion regarding our working capital deficits. We generated operating income for the year ended March 31, 2024 and cash inflow from the operating activities for both years.

In addition, we have revised the abovementioned risk factor to further disclose that our ability to continue as a going concern for the next 12 months from the issuance date of the consolidated financial statements is not contingent upon obtaining funding from sales of our securities in this offering. We intend to meet the cash requirements for the next 12 months from the issuance date of the consolidated financial statements through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are obtaining the additional financing or negotiating the terms of the existing short-term liabilities, and with the continuous efforts on improving operational efficiency, cost reductions, and enhancing efficiency, and therefore, we consider we are able to continue as a going concern to meet our liquidity needs for the next 12 months.

We have also revised the disclosure on pages 70 and 71 of the DRS/A to discuss the auditor’s going concern opinion in the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and Going Concern”, to address our financial condition, the uncertainties we face, such as our need to obtain additional financing, and the consequences for our business if we are unable to obtain additional financing.

As a company incorporated in the BVI, we are permitted to adopt certain BVI practices..., page 43

6.	We refer to your statement that you do not plan to rely on home country practices with respect to your corporate governance after completion of this Offering. We note that this statement, as well as a similar statement on page 108, appears to conflict with your disclosure on page 51 that you “plan to rely on some home country practices” after completion of this Offering. Please clarify whether you will follow home country practices and if so, clarify in the summary, and elsewhere in the prospectus as appropriate, the specific home country practices you will elect to follow.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on the cover page, pages 17, 44, and 52 of the DRS/A to consistently state that although we are permitted to follow our home country practices as a foreign private issuer, we do not plan to rely on our home country practices.

There can be no assurance that we will not be deemed a passive foreign investment company..., page 52

7.	In this risk factor, disclose as you have on page 123 that you do not intend to prepare or provide annual PFIC information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the risk factor entitled “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares” on page 53 of the DRS/A to clarify that we do not intend to prepare or provide annual PFIC information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

Use of Proceeds, page 55

8.	We note your disclosure that you intend to use portions of the proceeds of this offering to (i) expand business and geographic coverage, (ii) acquire health screening centers (iii) develop virtual consultations and live tutorials and sessions, and (iv) for general working capital and corporate purposes. Here, in the Prospectus Summary and in Business as appropriate:

●	Please revise to provide more meaningful and specific disclosure regarding each of the intended use of proceeds, to the extent known. For instance, clarify what you mean by “expanding business and geographic coverage” and describe the nature of and quantify the screening centers or consultations and tutorials you hope to acquire or develop.

●	Explain what the receipt of the estimated amounts of net proceeds would enable you to accomplish with respect to your business plans (i.e., specify how far in the development of each of the identified projects you expect to reach with the proceeds from this Offering).

●	We note your disclosure on page 52 that you plan to have a “small public offering.” Please disclose the total estimated cost of each of the specified purposes for which net proceeds are intended to be used, and if any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts of such other funds needed for each such specified purposes and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

●	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes. If any material part of the proceeds is to be used to discharge indebtedness such as your bank borrowings, state as such and set forth the interest rate and maturity of such indebtedness, or otherwise advise. Refer to Item 504 of Regulation S-K.

Please note that your revisions throughout the prospectus discussing your future business plans and growth strategies, such as the estimated use of proceeds or the development of your expansion plans, should discuss specific actions you will take and expenditures you will make in order to achieve your stated business objectives. Such discussion should be balanced with a brief discussion of the material steps involved, identification of the stage you are currently in and key tasks that remain to be completed, the expected time frame for implementation, and any anticipated obstacles involved before you can commence your plans.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the ratios of our intended use of proceeds to the extent known, and the amounts of each specified purpose will be provided when the offering size is confirmed.

The revised disclosure about the intended allocation of net proceeds from this offering is as follows, and provided on page 56 of the DRS/A:

●	40% of the net proceeds will be allocated to expanding our business and geographic coverage, including opening new wellness centers in other geographic markets such as Southeast Asia;

●	30% of the net proceeds will be allocated for potential strategic investments and acquisitions. However, as of the date of this prospectus, we have not identified any specific investment or acquisition opportunities;

●	10% of the net proceeds will be allocated to research and development, including funding for technology development and product innovation. For example, we may invest in ingredient research and exploring new uses of medicinal herbs for skincare product development; and

●	20% of the net proceeds will be allocated for general corporate purposes. We do not currently have concrete plans regarding its specific uses and do not anticipate using a material portion of the proceeds to discharge indebtedness.

In addition, we have revised on page 54 of the DRS/A to clarify that our reference to a “small public offering” in the disclosure refers solely to our initial public offering (IPO). At this stage, we do not intend to conduct any public offering separate from the IPO; therefore, no additional disclosure regarding a separate use of proceeds is necessary.

Furthermore, we have revised to provide a more detailed and balanced discussion of our future business plans and growth strategies under the subsections “Business—Our Growth Strategies” and “Business—Our Challenges” on pages 85 and 86 of the DRS/A, and added a cross-reference to the subsections “Business—Our Growth Strategies” and “Business—Our Challenges” on page 56 of the DRS/A. The details related to the specific actions we will take, expenditures we will make in order to achieve our stated business objectives, as well as the expected time frame for implementation will be provided in an amendment when the offering size is confirmed.

Critical Accounting Policies, Judgments and Estimates, page 61

9.	Please revise the discussion of “accounts receivable, net” to clarify the circumstances when credit card payments are settled within one to three months, as opposed to within a few days.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages 63 and F-10 of the DRS/A to clarify that “Credit card transactions are typically settled within two days. However, if customers opt for installment payments, settlement periods range from 30 to 60 days. The installment payments arrangement is strictly between the customer and the credit card issuer and does not involve the Company. Regardless of the installment terms agreed upon by the customer, the full transaction amount is remitted to the Company in a lump sum—within 30 days for American Express and 60 days for other credit cards, including UnionPay, Visa, and MasterCard—after the customer has authorized the payment.”

Results of Operations, page 66

10.	We note that you have identified multiple factors contributing to the increase in Beauty, Wellness and Postpartum services. To the extent material, please quantify the impact of each factor separately.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the disclosure on page 68 of the DRS/A to quantify the impact of each factor separately.

11.	You attribute the 68% increase in sales for beauty, wellness and postpartum services to an increase in the number of customers “from average of 1,622 for the fiscal year ended March 31, 2023 to average of 1,738 for the year ended March 31, 2024.” Please clarify what is meant by “average” in this context. Also, if this represents a 7% increase in the number of customers, please clarify the impact of prices, average number of services per client , or other factors contributing to the increase in sales.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on page 68 of the DRS/A to clarify the increase in the number of customers and provide a detailed explanation of the other factors contributing to the increase in revenues.

Operating cost and expenses, page 67

12.	Quantify the impact of the various reasons given for the change in staff costs and employee benefits. Also, please clarify why staff costs and employee benefits decreased while sales increased 70%. Clarify the accounting and significant terms of commissions paid to operating personnel, including when they are accrued and paid.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we revised to quantify the factors impacting the change in staff costs and employee benefits, as well as to clarify the reason for the decrease in staff costs and employee benefits in contrast to increase in revenue on pages 68 and 69 of the DRS/A and below:

The change in staff costs and employee benefits was primarily impacted by the change in commissions. In addition to monthly base salary, certain employees are eligible for commission paid on a monthly basis. Pursuant to the Company policy, commission for each eligible employee shall range from 2% to 8% of the total contract prices received by the Company from customers within the month. In terms of our beauty, wellness and postpartum service, the contract price is generally paid in full upon signing, while revenue is recognized over the service period. Accordingly, for each service contract signed, commissions are generally paid to our employees earlier than the corresponding revenue is recognized. Due to the timing difference, our staff costs and employee benefits decreased by US$58,618 or 2.9%, from US$1,989,518 for the fiscal year ended March 31, 2023 to US$1,930,900 for the fiscal year ended March 31, 2024, as the base for our commission (i.e. additions to contract liabilities, see Note 7 to our consolidated financial statements) decreased from US$6,266,654 in fiscal 2023 to US$4,778,914 in fiscal 2024, while partially offset by the increase in commission rate from 2%-3% to 4%-6% for a few particular personnel as a reward to their high performance.

Industry, page 74

13.	We note your disclosure that you commissioned the independent preparation of an industry report by Frost & Sullivan in connection with this offering. In this regard:

●	Please revise to clarify the date of this research report.

●	We note your statement that investors are cautioned not to place undue reliance on the marked and industry data included in the prospectus. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised on page 76 of the DRS/A to clarify the date of this research report was September 8, 2024. We have also removed the implication that investors are not entitled to rely on the disclosure in our registration statement.

Growth Drivers in the Related Industries

Growth Drivers in the TCM Women’s Health Market, page 76

14.	We note your disclosure that a nationwide survey on women’s health revealed that 60% of the female population is affected by “cold womb,” and that growing demand for natural solutions to manage this condition drives interest in TCM wellness treatments and therapies. Please revise here to explain the term “cold womb” at first use.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on pages 77 and 89 of DRS/A to explain that “cold womb” refers to a condition affecting the female reproductive system in which a lack of “Yang” energy (also known as “Yang deficiency” in TCM) in the body reduces blood circulation to the womb, depriving it of the necessary nutrients and resulting in insufficient warmth and a cooler internal environment.

Growth Drivers in the TCM Beauty Market in Hong Kong, page 77

15.	We note your disclosure that “strict regulations on the safety of the beauty regulations, especially for beauty qualifications in Hong Kong also increase the credibility of TCM beauty services, and help the market expand,” and that “the natural advantages of TCM beauty, combined with Hong Kong’s stringent industry standards for beauty qualifications, have jointly propelled the market’s rapid growth.” These statements appear to conflict with statements on pages 5, 24 and 91 that “the relative lack of stringent laws and regulations specifically governing qualifications and practices in the beauty services sector in Hong Kong, particularly for the TCM-inspired beauty and wellness industry, creates challenges for [you] in maintaining consistent service quality.” Please reconcile your disclosure or otherwise advise.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that as disclosed under the risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — The relative lack of stringent laws and regulations in Hong Kong’s wellness and beauty services sector, particularly in the TCM-inspired wellness and beauty industry, poses a risk of inconsistent service quality. Any failure to maintain high standards of quality and safety could also adversely affect our reputation, customer trust, and overall business performance. In addition, to the extent any new regulatory measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, potentially materially decreasing the value of our Class A Ordinary Shares and rendering them worthless” on page 33 of the DRS/A and also as confirmed by our Hong Kong counsel, Fairbairn Catley Low & Kong (“FCLK”), the beauty and wellness industry, particularly the TCM-inspired beauty and wellness industry where we are in, lacks universally accepted regulatory frameworks governing qualifications and practices in Hong Kong. Industry standards such as “Specification of Competency Standards for the Beauty Industry in Hong Kong,” which outline the skills, knowledge, and competencies required for beauty industry professionals, were established to standardize professional qualifications and ensure high-quality services and safety standards. Adherence to these standards is highly recommended to maintain industry credibility and consumer trust, but not mandatory.

Therefore, upon consultation with Frost & Sullivan, we have revised our disclosure on page 80 of the DRS/A to state that “[g]radually established regulatory framework on the safety of the beauty industry in Hong Kong, especially for standardized qualifications for professionals, can help build the credibility of TCM beauty services, and help the market further expand in the future.”

16.	Please revise to disclose the basis for the following statement on page 78: “Women prefer beauty products made from natural sources, and TCM beauty fits this trend perfectly.”

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 80 of the DRS/A to state that “the TCM beauty market in Hong Kong is experiencing growth, which is partially driven by consumer demand for natural ingredients.” As the basis for this statement, we referenced a study that “[a]ccording to a study conducted by Lingnan University on the preferences of users of TCM gynecological therapies, a survey of 143 gynecological patients aged 15 and above showed that up to 90% of respondents believe that traditional Chinese medicine has fewer side effects compared to Western medicine and offers more effective wellness benefits.”

Future Trends in the Women’s TCM Health Market in Hong Kong, page 78

17.	We note your disclosure that “studies have shown that a significant portion of women prefer TCM practices for their focus on overall wellness.” Please revise to disclose the details of such studies, if material (e.g., study sponsor, study topic(s), number of participants). Additionally, revise to quantify the “significant portion” of women that prefer TCM practices.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the statement on page 80 of the DRS/A to state that “[a]s health awareness rises, women demonstrate a growing interest in TCM because of its use of natural ingredients, gentle approach, and lower risk of side effects compared to Western medicine and added the following disclosure to provide details of the referenced study:

“A study conducted by Lingnan University has shown that up to 90% of respondents who have experienced gynecological problems prefer TCM practices for their focus on overall wellness. This study reveals that among 143 gynecological patients aged 15 and above, up to 90% of respondents believe that traditional Chinese medicine has fewer side effects compared to Western medicine and offers more effective wellness benefits.”

Our Competitive Strength, page 81

18.	We note your statements here and throughout the prospectus discussing your leadership in your field and the competitive position of your products and services. For example, you state that:

●	the expertise of your professional TCM practitioners has earned Beauty Lab a strong reputation and competitive advantage in the market;

●	all of your therapies and products undergo strict quality control, including training service providers and selecting third-party product suppliers to ensure safety and efficacy;

●	you provide “cutting-edge wellness and beauty solutions” and continually adopt the latest industry knowledge to ensure that Beauty Lab “remains at the forefront of the industry.”

Please revise your disclosure here and throughout to provide the basis for any statements, including any relevant metrics, regarding your competitive position and comparisons between your products and services and those of your competitors. Refer to Item 4.B.7. of Form 20-F.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the disclosures in the “Industry” and “Business” sections of the DRS/A to provide the basis for statements regarding our competitive position and competitive strengths where applicable. Additionally, we have removed certain references to specific competitors to ensure that our disclosure remains appropriately supported.

19.	We note your reference to certain professional certifications, training and memberships held by your TCM practitioners. Please briefly disclose the context surrounding such professional qualifications, including the relevance and criteria for each so that investors understand their significance. For example, disclose whether the certifications referenced are required or preferred in order for your practitioners to provide your products and services.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated our disclosure on pages 84, 104, and 105 of the DRS/A to include the context surrounding the professional certifications, training, and memberships held by our TCM practitioners and technicians in the TCM-inspired beauty and wellness industry.

Specifically, we have added the following details:

●	Relevance of Professional Qualification: as advised by FCLK, our Hong Kong counsel, the statutory professional qualifications required for TCM practitioners to practice TCM under the laws of Hong Kong fall under the Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong) (“CMO”). The CMO provides for the regulation of activities or matters relating to Chinese medicine, including, among other matters, the licensing requirements for Chinese medicine practitioners, and the practice, use, manufacture, possession and trading of Chinese medicine in Hong Kong. According to the CMO, a Chinese medicine practitioner must be listed or registered under the Chinese Medicine Ordinance and hold a Registered Chinese Medicine Practitioner Certificate issued by the Chinese Medicine Council of Hong Kong before being permitted to practice Chinese medicine in Hong Kong. Such professional qualification can demonstrate a practitioner’s ability to meet professional standards under the CMO and provide high-quality care. Moreover, under section 108(2) of the CMO, any person who is not a registered Chinese medicine practitioner or listed Chinese medicine practitioner practices Chinese medicine commits an offence and is liable to a fine of HK$100,000 and imprisonment for three years, or on conviction upon indictment to imprisonment for five years. Section 158 of the CMO exempts registered Chinese medicine practitioners from obtaining licenses for possessing and dispensing Chinese herbal medicines listed in Schedule 1 to the CMO to persons on prescription.

●

Criteria for Obtaining Certifications: Section 67 of the CMO provides that a person is qualified to apply to be registered as a registered Chinese medicine practitioner if (a) he has passed the Chinese Medicine Practitioners Licensing Examination (the “Licensing Examination”) under section 61 of the CMO; or (b) the Chinese Medicine Practitioners Board of the Chinese Medicine Council of Hong Kong (the “Practitioners Board”) has determined that he is so qualified under section 92 of the CMO. For the eligibility for undertaking the Licensing Examination under section 61 of the CMO, one must meet the following requirements: (i) has satisfactorily completed an undergraduate degree course of training in Chinese medicine practice or its equivalent as is approved by the Practitioners Board; and (ii) he has become a listed Chinese medicine practitioner under the transitional arrangements for registration of Chinese medicine practitioners and has been notified by the Practitioners Board that he has to undertake and pass the Licensing Examination before he is eligible for registration as registered Chinese medicine practitioner. The Practitioners Board sets out the basic requirements of an approved course of training in Chinese medicine practice for the Licensing Examination, which shall be a full-time on campus degree course in Chinese medicine with duration of not less than five years, including a Chinese medicine clinical training of not less than 30 weeks and courses on 10 compulsory subjects on Chinese medicine specified by the Practitioners Board. In addition, the institutions conducting the course must fulfill the basic requirements of university and clinical teaching in terms of teaching condition, teaching/practical exercise facilities, education management, library information, teacher qualifications, admission standard and clinical training.

The Licensing Examination by the Practitioners Board includes 2 parts, which include the writing examination and the clinical examination. Upon passing both parts of the Licensing Examination, the person will be issued a “Registered Chinese Medicine Practitioner Certificate” by The Chinese Medicine Council of Hong Kong; and hence be eligible to be a registered Chinese medicine practitioner in Hong Kong.

●	Relevance of Professional Memberships: Registered Chinese Medicine Practitioners shall hold membership and be listed on membership list on the website of The Chinese Medicine Council of Hong Kong. Memberships in organizations such as the Hong Kong Chinese Orthopedics Society provide practitioners with access to continuing education, adherence to ethical standards, and updates on best practices in the field.

We believe that this additional context helps investors understand the significance of the professional qualifications held by our TCM practitioners and technicians and how they contribute to the quality of our services.

Our Growth Strategies, page 82

20.	Here and elsewhere throughout the registration statement, please revise all statements inappropriately drafted in the present tense, qualify conclusory “will” statements to clarify those aspects of your business plan and strategy that are currently aspirational, and clearly indicate when you are stating management’s beliefs. For instance, please note the following non-exhaustive examples:

●	“To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach.”

●	“These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives.”

●	“Additionally, we will leverage e-commerce platforms to expand global sales channels and enhance brand recognition in international markets;”

●	“Additionally, partnering with research institutions or universities to drive technological research and innovation will enhance product competitiveness and market appeal;”

●	“Continuous technological innovation will enable us to meet customers’ demands for high -quality beauty products and services.”

●	“We continuously optimize and improve our services through regular collection and analysis of customer feedback, ensuring customer satisfaction and loyalty.”

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the statements inappropriately drafted in the present tense throughout the DRS/A and qualified conclusory “will” statements to clarify the aspects of our business plan and strategy that are currently aspirational, and clearly indicate those when we are stating management’s beliefs.

Intellectual Property, page 93

21.	Please clarify which of your products are covered by the Exclusive Patent Licensing Agreement and disclose the term of the agreement.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on page 97 of the DRS/A to disclose the material terms of the exclusive patent licensing agreement, including the contract duration, the exclusive rights granted to the Company, payment terms, as well as the service that is covered by this agreement, which is our BTS (Beauty, Tailor-made, Slim) pelvic detox therapy.

Awards and Recognitions, page 94

22.	We note your reference to certain awards in respect of your business in the table on page 94. Please either briefly disclose the context surrounding such awards, including the criteria for selection for each award so that investors understand the significance of the award, or otherwise remove references to these awards in all places in which they appear.

Response: We note the Staff’s comment regarding our reference to certain awards in respect of our business, and have carefully reviewed the language. Upon review, we determined the referenced disclosure constituted little value to investors’ understanding of the material aspects of our business. As such, it has been removed to ensure all disclosures in the DRS/A remain focused on material information about our business operation.

Insurance, page 95

23.	Consistent with your disclosure on page 28, please revise this section to disclose that you do not carry product liability insurance, or otherwise advise.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 98 of the DRS/A to state that we do not carry product liability insurance.

Management, page 103

24.	Based on your Management disclosures beginning on page 103, we note that your executive officers appear to have outside management or other positions or memberships with other companies or organizations, and may allocate time to these other companies or organizations. Please revise your disclosure as follows:

●	Revise the biographical information for Ms. Kit Wong and Ms. Ching Man Cheung to disclose what type of business Smooth is and what the acronym “HKICPA” stands for, respectively.

●	Include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers’ outside business relationships.

Response: We note the Staff’s comment regarding our executive officers’ outside positions or memberships with other companies or organizations and their potential impact on their time allocation and potential conflicts of interest, and in response thereto respectfully advise the Staff that all our executive officers serve on a full-time basis and are committed to devoting the majority of their time to the business affairs of the Company. Pursuant to their employment agreements, our executive officers shall be permitted to participate in certain limited business activities. Subject to our Board’s prior approval, they may serve as an officer, stakeholder, or member of the board of directors or advisory board (or the equivalent in the case of a non-corporate entity) of non-competing for-profit businesses and charitable organizations, provided, however, that such activities do not materially interfere, individually or in the aggregate, with the performance of their duties and responsibilities to the Company.

We have revised our disclosure under the Management section to clarify the following:

●	Ms. Ching Man Cheung is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA). Ms. Cheung is serving as our CFO on a full-time basis and does not currently hold other positions at other companies or organizations.

●	Smooth engages in the skincare business.

Furthermore, we have added a risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — Our Chief Executive Officer, Kit Wong, also holds certain management positions and directorships of other companies and may allocate her time to such other businesses, thereby causing conflicts of interest in her determination as to how much time to devote to the business affairs of our Company. This could have a negative impact on our ability to implement our plan of operation.” on page 39 of the DRS/A to discuss the potential conflicts that exist or may exist, as a result of our executive officer’s outside business relationships.

25.	Please revise the disclosure pertaining to independent director nominee Shu Tai Victor Yu to clearly indicate his business experience for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, we note that the description of his principal occupations and employment are not disclosed beyond 2012. In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the registrant’s business and structure.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 107 of the DRS/A to indicate Mr. Shu Tai Victor Yu’s work experience from 2015 to the present. We have also added the disclosures on the relevant expertise and skills that led to our conclusion that the person should serve as a director of the board, in light of our business and structure.

Employment Agreements and Director Offer Letters, page 105

26.	We note your disclosure on page 25 that your senior management and key employees have entered into employment agreements with you. We also note that you intend to file a form of employment agreement as Exhibit 10.1 to this registration statement. In this regard:

●	Please revise this section to disclose the existence of any material employment agreements with your executive officers, as applicable, or otherwise advise.

●	Tell us whether employment agreements with your executive officers are required to be publicly filed in your home country, or have otherwise been publicly disclosed. Refer to Item 601(b)(10)(iii)(C)(5) of Regulation S-K. If applicable, please update your exhibit index to include the employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a “form of” agreement.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have filed the employment agreements with Ms. Kit Wong, our Chief Executive Officer and Ms. Ching Man Cheung, our Chief Financial Officer, as Exhibits 10.1 and 10.2.

Related Party Transactions, page 110

27.	We note your statement here that as of the date of this prospectus, US$724,855 was settled from the $885,056 amount due as of March 31, 2024 from your CEO, Ms. Wong, and “the remaining balance is expected to be repaid before listing of the Company.” This statement appears to conflict with your statement on page 69 that the balance of US$885,056 as of March 31, 2024 has been fully repaid. Please revise to reconcile your disclosure as appropriate. With reference to Section 402 of the Sarbanes-Oxley Act of 2002, please tell us whether you plan to settle this obligation prior to publicly filing a Form F-1 with the Commission.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that as of November 21, 2024, which is the issuance date of the consolidated financial statements for the years ended March 31, 2024 and 2023, US$724,855 was settled from the $885,056 amount due as of March 31, 2024 from Ms. Wong, which has been properly disclosed on F-26 of the DRS/A. Subsequently, as of the date of this DRS/A, the balance of amount due from Ms. Wong as of March 31, 2024 had been fully settled or collected. Hence, we have revised our disclosures on pages 72 and 113 of the DRS/A to consistently state that “as of the date of this prospectus, the balance of amount due from Ms. Wong as of March 31, 2024 had been fully settled or collected”.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies and Practices - Revenue Recognition, page F-15

28.	You stated that the revenue from providing Beauty, Wellness and Postpartum services is recognized net of any discounts, promotional and rebates. Please clarify whether such variable considerations are material. If they are, disclose how you estimate the amount of these considerations in accordance with ASC 606-10-32.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have acknowledged that according to ASC 606-10-32-5, “if the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.” Variable consideration is common and takes various forms, including (but not limited to) price concessions, volume discounts, rebates, refunds, credits, incentives, performance bonuses, milestone payments, and royalties. The Company offers discounts, which is a common practice in the beauty industry, to customers. Discounts are negotiated separately for each promise, which are agreed and stated clearly for each promise in the contract before full payment is made by the customers. Hence, the net amount paid by customers is fixed with no variable consideration and there is no allocation involving any estimation is required. We have revised the disclosures on page F-15.

29.	To comply with ASC 606-10-50-8(b), please disclose the revenue amounts recognized each period that were included in the contract liability balance at the beginning of the period.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on page F-22 of the DRS/A as follows:

During the year ended March 31, 2024, revenues of US$3,666,035 were recognized that were included in the contract liability balance at the beginning of the year,

During the year ended March 31, 2023, revenues of US$1,135,060 were recognized that were included in the contract liability balance at the beginning of the year.

10. Related Party Balances and Transactions, page F-26

30.	Please clarify the nature of inventories and consumables and explain how their purchase and the receipt of service fee resulted in an amount due from a director.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that the goods purchased by the Company from third-party suppliers can be divided into two categories:

1)	Consumables: Items purchased, such as such as herbal medicines, body lotion, organic essential oils and shampoo in bulk portion, are primarily used during the course of the daily services provided by the company to customers. We have revised the respective disclosure on page F-16.

2)	Inventories: Products including traditional Chinese medicines health products, such as Yin-nourishing pill, Ginseng soothing anti-allergy moisturizing wash, Beauty Lab home herbal uterine care patch etc., which are produced using the Company’s patented technology and branded “Beauty Lab” with the company’s logo, intended for resale. We have revised the respective disclosure on page F-11.

The entries related to inventories and consumables and amount due from a director were shown below:

a)	When there is purchase of inventories or consumables (upon the receipt of inventories or consumables):

Dr. Inventories/consumables

Cr. Accounts payables

b)	When settlement was made to the suppliers by the director on behalf of the Company:

Dr. Accounts payables

Cr. Amount due from a director

c)	When repayment was made to the director by the Company:

Dr. Amount due from a director

Cr. Cash and cash equivalent

d)	Upon receipt of service fees from customers by the director on behalf of the Company:

Dr. Amount due from a director

Cr. Contract liabilities

e)	When the director remits the receipt from customers to the Company:

Dr. Cash and cash equivalent

Cr. Amount due from a director

f)	Advance to the director not related to the purchase or sales:

Dr. Amount due from a director

Cr. Cash and cash equivalent

g)	Repayment from the director not related to the purchase or sales:

Dr. Cash and cash equivalent

Cr. Amount due from a director

Purchases of inventories and consumables are settled by the director on behalf of the Company because the payment was incorporated by personal credit card in prior year and the Company is in the process of applying to use corporate credit card for the payment which is expected to be completed on or before March 31, 2025.

The director received the service fees from customers on behalf of the Company when customers chose the settlement method of Alipay, Payme, WeChat Pay and Faster Payment System (FPS) since the Company does not have these payment methods under the Company’s name and the Company is in the process of registering such payment methods under the name the Company during years ended March 31, 2024 and 2023 and the registration for these payment methods under the Company’s name was completed as of this prospectus.

On the whole, the transactions between a director and the Company mentioned (entries) above resulted in the amount due from the director since the advance to the director was greater than the repayment from the director. For the expected settlement timeline of amount due from a director, please refer to the response to Comment No. 31 below.

31.	Please tell us whether the amount due from a director has been or will be paid in cash or through a dividend and describe your consideration of SAB Topics 4:E and 4:G in determining the classification of the amount due from a shareholder as an asset, rather than contra-equity.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff we have revised the disclosure on page 113 of the DRS/A that the amount due from a director has been fully settled or collected as of March 3, 2025. As the amount due from a director has been collected in cash, after considering SAB Topics 4:E and 4:G, we believe the amount due from a director should be recognized as an asset rather than contra-equity.

General

32.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Kit Wong
Name: Kit Wong
Title: Chief Executive Officer